Exhibit 99.1

AV HOMES, INC.

COMPANY NOTICE

FOR

4.50% CONVERTIBLE SENIOR NOTES DUE 2024

CUSIP Number 053494 AE0

NOTICE IS HEREBY GIVEN pursuant to Section 3.08 of the Indenture, dated as of March 30, 2004 (the “Indenture”), by and between AV Homes, Inc. (formerly Avatar Holdings Inc.), as issuer (referred to as “we,” “our,” “us” or the “Company”) and The Bank of New York Mellon Trust Company, National Association (as successor in interest to JPMorgan Chase Bank), as trustee (the “Trustee”), that, at the option of each holder (“Holder”) of the Company’s 4.50% Convertible Senior Notes due 2024 (the “Notes”), the Company will repurchase such Holder’s Notes for cash as of April 1, 2014 (the “Repurchase Date”) for 100% of the principal amount thereof, together with any accrued and unpaid interest on the Notes to, but excluding, the Repurchase Date (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related notice materials, as amended and supplemented from time to time (the “Repurchase Right”). Holders may surrender all of their Notes, or any portion thereof that is an integral multiple of $1,000 principal amount, from the opening of business on the date that is twenty Business Days prior to the Repurchase Date through 5:00 p.m., New York City time, on Thursday, March 27, 2014 (the “Repurchase Deadline”). Unless the Company defaults in making payment of the Repurchase Price, interest on the Notes tendered for repurchase will cease to accrue on and after the Repurchase Date. Notes as to which a Repurchase Notice (as defined below) has been given may be converted only if the Repurchase Notice is withdrawn in accordance with the terms of the Indenture. All capitalized terms used but not specifically defined in this Company Notice shall have the meanings given to such terms in the Indenture and the Notes.

To exercise your option to have the Company repurchase your Notes and receive the Repurchase Price, you must validly surrender the Notes along with a repurchase notice delivered in accordance with Section 3.08 of the Indenture in the form attached hereto as Annex A (a “Repurchase Notice”), if applicable, prior to 5:00 p.m., New York City time, on the Repurchase Deadline. Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, March 31, 2014 (the “Withdrawal Deadline”), by delivering a written notice of withdrawal in accordance with Section 3.09 of the Indenture. The right of Holders to surrender their Notes for repurchase pursuant to the Repurchase Right expires at 5:00 p.m., New York City time, on the Repurchase Deadline.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC, and any notices for withdrawal must comply with DTC withdrawal procedures.

The Trustee and Paying Agent is:

The Bank of New York Mellon Trust Company, National Association

By Registered, Certified or Regular Mail or Overnight Courier:

The Bank of New York Mellon

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Corporate Trust – Reorganization Unit

By Facsimile:

(732) 667-9408

For Information:

(315) 414-3362

Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

Dated: February 27, 2014

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT	4

1. Information Concerning the Company	4

2. Information Concerning the Notes	4

2.1. The Company’s Obligation to Repurchase the Notes	4

2.2. Repurchase Price	4

2.3. Source of Funds	4

2.4. Conversion Rights of the Notes	4

2.5. Market for the Notes and the Company’s Common Stock	4

2.6. Ranking	5

2.7. Dividends	5

3. Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase	5

3.1. Method of Delivery	5

3.2. Agreement to be Bound by the Terms of the Repurchase Right	5

3.3. Delivery of Notes	6

4. Right of Withdrawal	7

5. Payment for Surrendered Notes	7

6. Notes Acquired	7

7. Plans or Proposals of the Company	7

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes	8

9. Repurchases of Notes by the Company and Its Affiliates	8

10. Agreements Involving the Company’s Notes	8

11. Material U.S. Federal Income Tax Consequences	8

12. Additional Information	10

13. No Solicitations	10

14. Definitions	10

15. Conflicts	11

No person has been authorized to give any information or to make any representation other than those contained in this Company Notice and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Company Notice is accurate as of any date other than the date on the front of this Company Notice. The Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained in this Company Notice is current as of any time subsequent to the date of such information. None of the Company, its board of directors or employees is making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Repurchase Right. To understand the Repurchase Right fully and for a more complete description of the terms of the Repurchase Right, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to repurchase my Notes?

AV Homes, Inc., a Delaware corporation (“we,” “our,” “us” or the “Company”), is obligated, at your option, to repurchase your validly surrendered 4.50% Convertible Senior Notes due 2024 issued on March 30, 2004 (the “Notes”). (Page 4)

Why is the Company offering to repurchase my Notes?

The right of each holder (“Holder”) of the Notes to require the Company to repurchase such Holder’s Notes pursuant to the Repurchase Right is a term of the Notes and has been a right of Holders from the time the Notes were issued. We are required to repurchase the Notes of any Holder exercising the Repurchase Right pursuant to the terms of the Notes and the Indenture. (Page 4)

What Notes is the Company obligated to repurchase?

We are obligated to repurchase all of the Notes or any portion thereof that is an integral multiple of $1,000 principal amount surrendered, at the option of the Holder. As of September 30, 2013, there was approximately $5,402,000 aggregate principal amount of the Notes outstanding. The Notes were issued under an Indenture, dated as of March 30, 2004 (the “Indenture”), between the Company, as issuer and The Bank of New York Mellon Trust Company, National Association (as successor in interest to JPMorgan Chase Bank), as trustee (the “Trustee”). (Page 4)

How much will the Company pay and what is the form of payment?

Pursuant to the terms and conditions of the Indenture and the Notes, we will repurchase all of such Holder’s Notes or any portion thereof that is an integral multiple of $1,000 principal amount, for cash as of April 1, 2014 (the “Repurchase Date”) for 100% of the principal amount thereof, together with any accrued and unpaid interest on the Notes to, but excluding, the Repurchase Date (the “Repurchase Price”), with respect to any and all Notes validly surrendered for repurchase and not validly withdrawn. (Page 4)

How will the Company fund the repurchase of the Notes?

We intend to use available cash to fund the repurchase of the Notes. (Page 4)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s common stock, par value $1.00 per share (the “Common Stock”), into which the Notes are convertible, and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Repurchase Right. The Common Stock of the Company into which the Notes are convertible is listed on the NASDAQ Stock Market LLC (“Nasdaq”) under the symbol “AVHI”. On February 24, 2014, the closing price of the Common Stock on the Nasdaq was $19.30 per share. (Pages 4–5)

What does the board of directors of the Company think of the Repurchase Right?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for repurchase pursuant to the Repurchase Right. You must make your own decision whether to surrender your Notes for repurchase pursuant to the Repurchase Right and, if so, the amount of Notes to surrender. (Page 4)

When does the Repurchase Right expire?

        The Repurchase Right expires at 5:00 p.m., New York City time, on Thursday, March 27, 2014 (the “Repurchase Deadline”). We will not extend the period Holders have to exercise the Repurchase Right unless required to do so by federal securities laws. (Page 4)

What are the conditions to the repurchase by the Company of the Notes?

The repurchase by us of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and in satisfaction of the procedural requirements described in this Company Notice. (Page 4)

How do I surrender my Notes?

There are three ways to tender your Notes:

•	If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to surrender your Notes and instruct such nominee to surrender the Notes on your behalf through the transmittal procedures of DTC.

•	If you are a DTC participant, you should surrender your Notes electronically through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and procedures of ATOP.

•	While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to tender Notes pursuant to the Repurchase Right and holds physical certificates evidencing such Notes must complete and sign a repurchase notice in accordance with Section 3.08 of the Indenture in the form attached hereto as Annex A (a “Repurchase Notice”) in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed Repurchase Notice, together with the certificates evidencing the Notes being tendered and all necessary endorsements, to the Paying Agent.

By surrendering your Notes through the transmittal procedures of DTC or to the Paying Agent, as applicable, you agree to be bound by the terms of the Repurchase Right set forth in this Company Notice. (Pages 6–7)

If I surrender my Notes, when will I receive payment for them?

Pursuant to Section 3.10 of the Indenture, we will forward to the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes prior to 10:00 a.m., New York City time, on April 2, 2014. The Paying Agent will promptly distribute the cash to DTC, the sole record holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 7)

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for repurchase at any time until 5:00 p.m., New York City time, on the Withdrawal Deadline. (Page 7)

How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to withdraw any previously surrendered Notes evidenced by physical certificates must, instead of complying with DTC withdrawal procedures, deliver a written notice of withdrawal in accordance with Section 3.09 of the Indenture to the Paying Agent prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. (Page 7)

Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not surrender your Notes before the Repurchase Deadline, we will not repurchase your Notes as of the Repurchase Date and such Notes will remain outstanding subject to their existing terms. (Page 4)

If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof. (Page 4)

If I do not surrender my Notes for repurchase, will I continue to be able to exercise my conversion rights?

        Yes. If you do not surrender your Notes for repurchase, your conversion rights will not be affected. The current Conversion Rate (as defined in the Indenture) of the Notes is 19.0006 shares of Common Stock per $1,000 principal amount of the Notes, which is equal to approximately $52.63 per share of Common Stock. You will continue to have the right to convert each $1,000 principal amount of Notes into shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. (Page 4)

If I surrender my Notes for repurchase in the Repurchase Right, is that a taxable transaction for U.S. federal income tax purposes?

Yes. The receipt of cash in exchange for Notes pursuant to the Repurchase Right will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisors regarding the actual tax consequences to you. (Pages 8–10)

Who is the Paying Agent?

The Bank of New York Mellon Trust Company, National Association, the Trustee under the Indenture, is serving as Paying Agent in connection with the Repurchase Right. Its contact information is set forth on the front cover page of this Company Notice.

Who can I talk to if I have questions about the Repurchase Right?

Questions and requests for assistance in connection with the surrender of Notes for repurchase pursuant to the Repurchase Right may be directed to the Paying Agent as set forth on the cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT

1. Information Concerning the Company. The Company is obligated to repurchase the Notes at specified times and upon the occurrence of designated events, subject to the terms and conditions specified in the Indenture and the Notes. The Notes are convertible into our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

We are engaged in the business of homebuilding, community development and land sales in Florida, Arizona and North Carolina. We also engage in other activities such as the operation of amenities and the sale of commercial and industrial land for third-party development.

We are incorporated in the State of Delaware. Our principal executive offices are located at 8601 North Scottsdale Road, Suite 225, Scottsdale, Arizona 85253. Our telephone number is (480) 214-7400.

2. Information Concerning the Notes. The Notes were issued under the Indenture and mature on April 1, 2024.

2.1. The Company’s Obligation to Repurchase the Notes. Pursuant to the terms of the Notes and the Indenture, the Company is obligated to repurchase all Notes validly surrendered for repurchase and not validly withdrawn as of the Repurchase Date. This Repurchase Right will expire at 5:00 p.m., New York City time, on the Repurchase Deadline. The Company reserves the right to make changes to the terms of the Repurchase Right, including changing the Repurchase Deadline, Withdrawal Deadline and the Repurchase Date, if reasonably necessary to comply with the federal securities laws and regulations. If we make any change to this Repurchase Right which we determine constitutes a material change, or if we waive a material condition to this Repurchase Right, we will promptly disclose the change or waiver in a supplement to this Company Notice that we will distribute to registered Holders, and we will make a public announcement by means of a press release of such change or waiver promptly afterward. We may be required to extend the Repurchase Deadline, Withdrawal Deadline and Repurchase Date for a period of five to ten Business Days, depending on the significance of the change or waiver, if the Repurchase Right would otherwise expire during the five to ten Business Day period. If we are required to extend the Repurchase Deadline, Withdrawal Deadline and Repurchase Date, we will make a public announcement of such extension promptly by means of a press release. The repurchase by the Company of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and in satisfaction of the procedural requirements described in this Company Notice.

2.2. Repurchase Price. Pursuant to the terms of the Indenture and the Notes, the Repurchase Price to be paid by the Company for the Notes is 100% of the principal amount of the Notes, together with any accrued and unpaid interest on the Notes to, but excluding, the Repurchase Date. The Repurchase Price will be paid in cash with respect to any and all Notes validly surrendered for repurchase prior to 5:00 p.m., New York City time, on the Repurchase Deadline and not validly withdrawn prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. Notes surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the Common Stock. Thus, the Repurchase Price may be significantly higher or lower than the market price of the Notes on the Repurchase Date. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and the Common Stock before making a decision whether to surrender their Notes for repurchase.

The Company is not, nor is its board of directors or employees, making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to this Company Notice. Each Holder must make its own decision whether to surrender its Notes for repurchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of the current market value of the Notes and the Common Stock and other relevant factors.

2.3. Source of Funds. In the event any Notes are surrendered and accepted for repurchase, we intend to use available cash on hand to pay the Repurchase Price for such surrendered Notes.

2.4. Conversion Rights of the Notes. Holders that do not surrender their Notes for repurchase pursuant to the Repurchase Right will maintain their conversion rights with respect to their Notes, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The current Conversion Rate of the Notes is 19.0006 shares of Common Stock per $1,000 principal amount of Notes, which is equal to approximately $52.63 per share of Common Stock. Holders that surrender their Notes pursuant to the Repurchase Right may retain their conversion rights with respect to such Notes, subject to the terms and conditions of the Indenture and the Notes, only if such surrender has been validly withdrawn prior to the Withdrawal Deadline, as described in Section 4 below.

2.5. Market for the Notes and the Company’s Common Stock. There is no established reporting system or trading market for trading in the Notes. We believe there is no practical way to accurately determine the trading history of the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock, into which the Notes are convertible, and the market for similar securities. As of September 30, 2013, there was approximately $5,402,000 aggregate principal amount of the Notes outstanding.

The Common Stock into which the Notes are convertible is listed on Nasdaq under the symbol “AVHI”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on Nasdaq:

	High	Low
Fiscal Year 2014
January 1, 2014 to February 24, 2014	$20.82	$17.15
Fiscal Year 2013
Quarter Ended March 31	$15.93	$12.77
Quarter Ended June 30	18.26	12.01
Quarter Ended September 30	17.85	15.30
Quarter Ended December 31	20.19	17.23
Fiscal Year 2012
Quarter Ended March 31	$12.90	$7.03
Quarter Ended June 30	14.74	10.29
Quarter Ended September 30	16.13	11.81
Quarter Ended December 31	15.68	11.34

On February 24, 2014, the closing price of the Common Stock on the Nasdaq was $19.30 per share. As of November 6, 2013, there were 22,001,939 shares of Common Stock outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to the Repurchase Right.

2.6. Ranking. The Notes are senior general unsecured obligations of the Company, ranking equally in right of payment with all of the Company’s existing and future unsecured senior indebtedness and ranking senior in right of payment to any future indebtedness of the Company that is expressly made subordinate to the Notes by the terms of such indebtedness. The Notes are effectively subordinated in right of payment to any secured indebtedness to the extent of the value of the related collateral and to structurally subordinated indebtedness and other liabilities of the Company’s subsidiaries.

2.7. Dividends. The Holders of Notes are not entitled to dividends. Upon conversion of the Notes into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock.

3. Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase. Holders will be entitled to receive the Repurchase Price for their Notes only if they (i) validly surrender the Notes on or before 5:00 p.m., New York City time, on the Repurchase Deadline and (ii) do not validly withdraw the Notes prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. Only registered Holders are authorized to surrender their Notes for repurchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in a principal amount of $1,000 or an integral multiple thereof. If Holders (i) do not validly surrender their Notes on or before 5:00 p.m., New York City time, on the Repurchase Deadline or (ii) validly withdraw the Notes prior to 5:00 p.m., New York City time, on the Withdrawal Deadline, their Notes will remain outstanding subject to the existing terms of the Notes and the Indenture.

3.1. Method of Delivery. The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, unless physical certificates are issued following the date hereof, all Notes surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. Valid delivery of Notes via ATOP will constitute a Repurchase Notice satisfying Holders’ notice requirements under the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

3.2. Agreement to be Bound by the Terms of the Repurchase Right. By surrendering your Notes through the transmittal procedures of DTC, you acknowledge and agree as follows:

•	such Notes shall be repurchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Company Notice;

•	you agree to all of the terms of this Company Notice;

•	you have received this Company Notice and acknowledge that this Company Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, you (i) irrevocably sell, assign and transfer to the Company all right, title and interest in and to all the Notes surrendered, (ii) release and discharge the Company and its directors, officers, employees and affiliates from any and all claims you may now have, or may have in the future, arising out of, or related to, the Notes, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes (other than claims with respect to federal securities laws) and (iii) irrevocably constitute and appoint the Paying Agent as your true and lawful agent and attorney-in-fact with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are repurchased by the Company), all in accordance with the terms set forth in this Company Notice;

•	you represent and warrant that you (i) own the Notes surrendered and are entitled to surrender such Notes and (ii) have full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	you agree, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	you understand that all Notes properly surrendered for repurchase prior to 5:00 p.m., New York City time, on the Repurchase Deadline and not validly withdrawn prior to 5:00 p.m., New York City time, on the Withdrawal Deadline will be repurchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, this Company Notice and related notice materials, as amended and supplemented from time to time;

•	you understand that while you can withdraw surrendered Notes until the Withdrawal Deadline, you must surrender your Notes prior to 5:00 p.m., New York time, on the Repurchase Deadline in order to be eligible to receive the Repurchase Price;

•	payment for Notes repurchased pursuant to this Company Notice will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice and the Indenture at any time prior to 5:00 p.m., New York City time, on the Withdrawal Deadline;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Repurchase Right hereby shall survive your death or incapacity and every obligation of yours shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

3.3. Delivery of Notes.

Notes Held Through a Custodian. If you wish to tender Notes pursuant to this Company Notice and your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee and instruct such nominee to surrender the Notes for repurchase on your behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or prior to 5:00 p.m., New York City time, on the Repurchase Deadline. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of the Notes held by them as a nominee or in a fiduciary capacity.

Notes in Global Form. If you are a DTC participant who wishes to tender Notes pursuant to this Company Notice, you must surrender to the Company your beneficial interest in the Notes by electronically transmitting your acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Repurchase Deadline.

In surrendering through ATOP, the electronic instructions sent to DTC by you or by a broker, dealer, commercial bank, trust company or other nominee on your behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of you and DTC, your receipt of and agreement to be bound by the terms of the Repurchase Right, including those set forth above under “—Agreement to be Bound by the Terms of the Repurchase Right.”

Notes Held in Certificated Non-Global Form. In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, then any such Holder of the Notes must complete and sign a Repurchase Notice in accordance with Section 3.08 of the Indenture in the form attached hereto as Annex A, have the signature thereon guaranteed and deliver such manually signed Repurchase Notice, together with the certificates evidencing the Notes being tendered and all necessary endorsements, to the Paying Agent prior to the Repurchase Deadline.

        All signatures on a Repurchase Notice must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an “Eligible Institution”); provided, however, that signatures on the Repurchase Notice need not be guaranteed if such Notes are tendered for the account of an Eligible Institution. If a Repurchase Notice or any Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC or Paying Agent procedures, as applicable, before 5:00 p.m., New York City time, on the Repurchase Deadline.

4. Right of Withdrawal. Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. In order to withdraw Notes, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. Notes withdrawn from the Repurchase Right may be resurrendered by following the surrender procedures described in Section 3 above at any time prior to the Repurchase Deadline; provided, however, in order for Notes to be validly resurrendered pursuant to this Company Notice, such Notes must be surrendered for repurchase pursuant to procedures described in Section 3 above prior to 5:00 p.m., New York City time, on the Repurchase Deadline. If Notes are validly withdrawn after the Repurchase Deadline, but before the Withdrawal Deadline, a Holder will have no opportunity to resurrender its Notes and will have no ability to receive the Repurchase Price.

This means you must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant before 5:00 p.m., New York City time, on the Withdrawal Deadline. The withdrawal notice must:

•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC ATOP system by such participant under the same name as the participant’s name listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to withdraw any previously surrendered Notes evidenced by physical certificates must, instead of complying with the DTC withdrawal procedures above, deliver a written notice of withdrawal in accordance with Section 3.09 of the Indenture to the Paying Agent prior to 5:00 p.m., New York City time, on the Withdrawal Deadline.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes. You must allow sufficient time for completion of the necessary DTC or Paying Agent procedures before 5:00 p.m., New York City time, on the Withdrawal Deadline.

5. Payment for Surrendered Notes. Pursuant to Section 3.10 of the Indenture, we will forward to the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes prior to 10:00 a.m., New York City time, on April 2, 2014. The Paying Agent will promptly distribute the cash to DTC, the sole record holder, for the Notes that were validly delivered prior to 5:00 p.m., New York City time, on the Repurchase Deadline and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

The total amount of funds required by us to repurchase all of the Notes is approximately $5,402,000 (assuming all of the Notes are validly surrendered for repurchase and accepted for payment and interest is paid on April 1, 2014 pursuant to the terms of the Notes and the Indenture).

6. Notes Acquired. Any Notes repurchased by us pursuant to the Repurchase Right will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Except as publicly disclosed on or prior to the date of this Company Notice, the Company does not currently have any plans which would be material to a Holder’s decision to surrender Notes for repurchase in the Repurchase Right, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•	neither the Company nor its executive officers, directors, subsidiaries or other affiliates beneficially owns any Notes;

•	the Company will not repurchase any Notes from its executive officers, directors, subsidiaries or other affiliates; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex B.

9. Repurchases of Notes by the Company and Its Affiliates. Each of the Company and its affiliates, including the Company’s executive officers and directors, is prohibited under applicable United States federal securities laws from repurchasing Notes (or the right to repurchase Notes) other than through the Repurchase Right until at least the tenth Business Day after the Repurchase Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may repurchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price. Any decision to repurchase Notes after the Repurchase Right, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for repurchase pursuant to the Repurchase Right, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

10. Agreements Involving the Company’s Notes. The Company has entered into the Indenture relating to the Notes. All agreements involving other securities issued by the Company are described in detail in the documents incorporated by reference into this Company Notice, and no provisions in such agreements are material to the Repurchase Right or the Notes.

11. Material U.S. Federal Income Tax Consequences. The following is a general discussion of material U.S. federal income tax considerations relating to Holders of the Notes with respect to the Repurchase Right. This discussion is for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder’s individual circumstances or to certain types of Holders subject to special tax rules, including, without limitation, financial institutions, brokers, insurance companies, tax-exempt organizations, dealers in Notes or currencies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, certain former U.S. citizens or long-term residents, traders in Notes who elect to apply a mark-to-market method of accounting, persons that hold Notes as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, persons that acquired Notes in connection with employment or the performance of services, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons subject to the alternative minimum tax, and persons that are, or that hold their Notes through, partnerships and other pass-through entities. In addition, this discussion does not address state, local or non-U.S. tax considerations with respect to the Repurchase Right or U.S. federal tax considerations other than income taxation. This summary assumes that Holders have held their Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date hereof, all of which are subject to change, perhaps retroactively, so as to result in U.S. federal income tax considerations that are different from those discussed below. The Company has not obtained, and does not intend to obtain, a ruling from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax considerations described herein and, as a result, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein and that a court would not agree with the IRS.

        For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that for U.S. federal income tax purposes is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) it is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under the applicable Treasury regulations to be treated as a United States person under the Code.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Notes that is an individual, a corporation (or other entity treated as such) or an estate or a trust that is not a U.S. Holder.

If a partnership holds Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that hold Notes (and partners in such partnerships) should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Tendering U.S. Holders

Sale of Notes Pursuant to the Repurchase Right. The receipt of cash by a U.S. Holder in exchange for Notes pursuant to the Repurchase Right will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder tendering Notes generally will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in exchange for such Notes (other than any amount allocable to accrued but unpaid interest on the Notes, which will be taxable as described below) and (ii) the U.S. Holder’s “adjusted tax basis” in the Notes at the time of sale. Generally, a U.S. Holder’s adjusted tax basis in the Notes will equal the cost of the Notes, increased by any market discount previously included in the U.S. Holder’s income pursuant to an election to include market discount in gross income currently as it accrues, and reduced (but not below zero) by any payments received on the Notes, other than payments of stated interest, and by any amortizable bond premium that an electing U.S. Holder has previously used to offset stated interest. Amortizable bond premium is generally defined as the excess of a U.S. Holder’s tax basis in the Notes immediately after its acquisition over the sum of all amounts payable on the Notes after the purchase date other than payments of stated interest, but excluding any amount attributable to the conversion feature of the Notes. Subject to the market discount rules discussed below, gain or loss recognized by a U.S. Holder tendering Notes generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Notes is more than one year at the time of the sale. Non-corporate taxpayers generally are subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations. Amounts received by a U.S. Holder in respect of accrued and unpaid interest on the Notes generally will be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.

Market Discount. A Note will have “market discount” if its stated redemption price at maturity (as defined for purposes of the market discount rules) exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition, unless a statutorily defined de minimis exception applies. Gain recognized by the U.S. Holder with respect to the Notes acquired with market discount generally will be subject to tax as ordinary income to the extent of the market discount accrued during the period the Notes were held by such U.S. Holder, unless the U.S. Holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. Market discount will be treated as having accrued on a ratable basis unless the U.S. Holder elected to accrue market discount using a constant-yield method.

Tendering Non-U.S. Holders

Tender of Notes Pursuant to the Repurchase Right. A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale of the Notes pursuant to the Repurchase Right unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if a tax treaty applies, the Non-U.S. Holder maintains a U.S. permanent establishment to which the gain is attributable;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met (unless an applicable tax treaty otherwise provides); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the shorter of the Non-U.S. Holder’s holding period or the 5-year period ending on the date of disposition of the Notes; provided, generally, that as long as our Common Stock is regularly traded on an established securities market, only Non-U.S. Holders (i) who have held more than 5% of such class of stock at any time during such five-year or shorter period, (ii) who have acquired Notes with an aggregate value greater than 5% of such class of stock or (iii) in the event that the Notes are “regularly traded” under the applicable rules, who have held more than 5% of the Notes at any time during such five-year or shorter period, would be subject to taxation under this rule.

We believe that we are, and have been at points during the 5-year period described above, a U.S. real property holding corporation for U.S. federal income tax purposes.

Except to the extent provided by an applicable tax treaty, a Non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as if such Holder were a U.S. Holder, and if such Non-U.S. Holder is a foreign corporation, it may also be required to pay an additional branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to a United States trade or business) at a 30% rate or lower applicable treaty rate. A Non-U.S. Holder described in the second bullet point above will be subject to a 30% (or, if applicable, a lower treaty rate) U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Assuming the Notes constitute an interest in a U.S. real property holding corporation, any gain recognized on the purchase of Notes pursuant to the Repurchase Right will be subject to tax in the same manner as an investment described in the first bullet point above, and amounts received with respect to the Notes may be subject to withholding at a 10% rate. Non-U.S. Holders should consult their tax advisors as to whether the purchase of the Notes pursuant to the Repurchase Right is exempt from U.S. federal income tax.

Any amount received by a Non-U.S. Holder pursuant to the Repurchase Right that is attributable to accrued interest generally will not be subject to U.S. federal withholding tax, provided that the interest is not effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the voting stock in the Company;

•	the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the Non-U.S. Holder is not a controlled foreign corporation with respect to which the Company is a “related person” within the meaning of Section 864(d)(4) of the Code; and

•	we have or the Paying Agent has received appropriate documentation (generally, an IRS Form W-8BEN) establishing that the Holder is not a U.S. person.

If a Non-U.S. Holder does not qualify for an exemption from withholding tax on accrued interest under the preceding paragraph, such interest generally will be subject to withholding of U.S. federal income tax at a 30% rate unless:

•	the payments are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and, if required by an applicable tax treaty, the payments are attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder); or

•	such Non-U.S. Holder is able to claim a valid exemption or reduction from withholding tax under an income tax treaty.

If accrued interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and if, under an applicable income tax treaty, the Non-U.S. Holder maintains a U.S. permanent establishment to which the interest is attributable), then, although exempt from U.S. withholding tax (provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI), the Non-U.S. Holder generally will be subject to U.S. federal income tax on that accrued interest in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a non-U.S. corporation, the accrued interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

12. Additional Information. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Office of Investor Education and Advocacy of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Repurchase Right. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition, and we incorporate by reference such documents herein:

•	Annual Report on Form 10-K for the year ended December 31, 2012;

•	Annual Report on Form 10-K/A for the year ended December 31, 2012;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 24, 2013 (solely to the extent specifically incorporated by reference into our Annual Report on Form 10-K and on Form 10-K/A for the year ended December 31, 2012);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and on Form 10-Q/A for the quarter ended March 31, 2013; and

•	Current Reports on Form 8-K filed with the SEC on April 5, 2013, April 16, 2013, June 7, 2013, June 19, 2013, June 20, 2013, September 24, 2013, September 27, 2013, December 4, 2013 and February 11, 2014 (in each case only to the extent filed and not furnished).

The information contained in each of the documents incorporated by reference speaks only as of the date of such document. In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

        The Schedule TO to which this Company Notice relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Company Notice, we will amend the Schedule TO accordingly. Holders should review all of our filings with the SEC from and after the date of this Company Notice, including any additional filings on Schedule TO.

13. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Repurchase Right.

14. Definitions. All capitalized terms used but not specifically defined in this Company Notice shall have the meanings given to such terms in the Indenture and the Notes.

15. Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees, as applicable, is making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Notes for repurchase and, if so, the principal amount of Notes to surrender based on their own assessment of the current market value and other relevant factors.

AV HOMES, INC.

ANNEX A

FORM OF REPURCHASE NOTICE

To: AV Homes, Inc. and Paying Agent

The undersigned registered Holder of this Note hereby acknowledges receipt of a notice from AV Homes, Inc. (the “Company”) as to the Repurchase Right associated with the Repurchase Date and requests and instructs the Company to repay the entire principal amount of this Note, or the portion thereof (which is $1,000 principal amount or an integral multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Company Notice, to the registered Holder hereof as of the Repurchase Date.

NOTICE: The signature below of the Holder of the Notes designated below must correspond with the name as written upon the face of such Notes in every particular without alteration or enlargement or any change whatsoever.

Dated:

Signature(s)

Social Security or Other Taxpayer Identification Number:

Principal amount to be repaid (if less than all): $

Certificate Nos. (if applicable):

NOTICE:

The above signatures of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatsoever.

A-1

ANNEX B

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth the names of each member of the Company’s board of directors and each of the Company’s executive officers:

Directors

Name	Title

Joshua L. Nash	Chairman of the Board

Paul D. Barnett	Director

Roger A. Cregg	President, Chief Executive Officer and Director

Kelvin L. Davis	Director

Roger W. Einiger	Director

Paul Hackwell	Director

Greg Kranias	Director

Reuben S. Leibowitz	Director

Joel M. Simon	Director

Executive Officers

Name	Title

Roger A. Cregg	President, Chief Executive Officer and Director (principal executive officer)

Michael S. Burnett	Executive Vice President and Chief Financial Officer (principal financial officer)

Dave M. Gomez	Executive Vice President, General Counsel and Corporate Secretary

Joseph Carl Mulac, III	Executive Vice President

The business address of each person set forth above is c/o AV Homes, Inc., 8601 North Scottsdale Road, Suite 225, Scottsdale, Arizona 85253 and the telephone number there is (480) 214-7400.

B-1